Exhibit 99.1

Media Contacts: Yael Paz, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-255 yaelp@optibase.com

Karen Raz, Raz Public Relations 310-450-1482 karen@razpr.com

For Immediate Release

GIL WEISER JOINS OPTIBASE BOARD OF DIRECTORS
Brings Thirty Years of Leadership with Major Israeli and Multinational Companies,
Academic Institutions and Financial Organizations

        HERZLIYA, Israel, February 22, 2005 – Optibase, Ltd. (NASDAQ: OBAS) a leader in advanced digital video solutions, announced today that Gil Weiser has joined the company’s Board of Directors. A long-time leader in the top Israeli business, he brings more than 30 years in management, consulting and operations, with executive posts at corporate, academic and financial entities from Hewlett Packard and Haifa University to the Israel Stock Exchange.

        “We are pleased and honored to welcome Gil, who draws upon an impressive record of service in the high-technology industries,” said Tom Wyler Chairman of Optibase’s Board of Directors. “From his insight and experience managing successful Israeli and multi-national companies to his ongoing contribution and commitments to academia, technology and the arts, he is a consummate businessman, market strategist and systems engineer. It’s a combination of knowledge that’s ideal for shaping the future opportunities for Optibase.”

        Mr. Weiser is currently Chairman of the Executive Board of Haifa University, Carmel and BBP and is a member of the Board of Directors at Clicksoftware, Tescom and the Formula Group. Between 2002-2004 Mr. Weiser was also a Board member of the Israel Stock Exchange. From 1995 to 2000, he was Managing Director of Hewlett Packard, Israel, helping establish the computer, peripheral and test and measurement vendor as a dominant force in the market. From 1993-1995 Mr. Weiser was President and CEO of worldwide network solutions provider Fibronics. As CEO/Managing Director of Digital Israel (1973-1993) Mr. Weiser led the company to becoming, a leading international and domestic IT solutions and product supplier, maintaining high profitability, exponentially increasing market share and cultivating one of the largest, most active base of consumer users in the country.

        Gil Weiser holds a Master of Science in Electrical Engineering Electronics/Computer from the University of Minnesota and a Bachelor of Science in Electrical Engineering from The Technion.

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.